UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Medigus Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share

(Title of Class of Securities)

58471G201

(CUSIP Number)

Kfir Silberman

L.I.A. Pure Capital Ltd.

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

Kfir Silberman

L.I.A. Pure Capital Ltd.

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

June 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,400,000 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,400,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,400,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 630,000 ordinary shares held by L.I.A Pure Capital Ltd., (ii) 2,270,000 ordinary shares underlying 113,500 ADSs held by L.I.A Pure Capital Ltd. and (iii) 1,500,000 ordinary shares underlying 75,000 Series C Warrants held by L.I.A. Pure Capital.

(2)	Based on 118,178,758 ordinary shares outstanding as of June 3, 2020 (based on the Registrant’s Proxy Statement in connection with the Annual General Meeting, filed with the Securities and Exchange Commission on June 4, 2020).

1	NAME OR REPORTING PERSON Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,400,000 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,400,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,400,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 630,000 ordinary shares held by L.I.A Pure Capital Ltd., (ii) 2,270,000 ordinary shares underlying 113,500 ADSs held by L.I.A Pure Capital Ltd. and (iii) 1,500,000 ordinary shares underlying 75,000 Series C Warrants held by L.I.A. Pure Capital.

(2)	Based on 118,178,758 ordinary shares outstanding as of June 3, 2020 (based on the Registrant’s Proxy Statement in connection with the Annual General Meeting, filed with the Securities and Exchange Commission on June 4, 2020), and excluding dormant shares.

The undersigned, L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Silberman, and Kfir Silberman (collectively, the “Reporting Persons”), hereby file this Amendment No. 5 to Schedule 13D (the “Schedule 13D” or “Schedule”), previously filed on April 28, 2020, with respect to the ordinary shares of par value NIS 1.00 per share (“Ordinary Share”), of the Registrant. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the date of this filing, the Reporting Persons may be deemed the beneficial owners of the Ordinary Shares described above.  Based upon information received from the Issuer on July 4, 2020, such Ordinary Shares constitute approximately 3.68% of the issued and outstanding Ordinary Shares. Schedule A annexed hereto lists all transactions in securities of the Registrant by the Reporting since the most recent filing of Schedule 13D/A on April 28, 2020.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: June 9, 2020

Schedule A

Transactions in the ADSs of the Issuer since the Last Reported Schedule 13D/A

The following tables sets forth all transactions in the American Depository Shares (ADSs) effected in since the last reported Schedule 13D/A on April 28, 2020, by the Reporting Person. All such transactions were affected in the open market through brokers and the price per ADS is exclusive of commissions.

Trade Date	ADSs Sold	Price Per ADS
May 28, 2020	1,300	$2.45
May 31, 2020	3,000	$2.22
May 31, 2020	3,000	$2.15
May 31, 2020	2,000	$2.13
May 31, 2020	2,396	$2.07
May 31, 2020	2,000	$2.11
May 31, 2020	1,500	$2.12
May 31, 2020	1,500	$2.09
May 31, 2020	1,500	$2.10
May 31, 2020	1,509	$2.09
May 31, 2020	1,200	$2.10
May 31, 2020	2,500	$2.09
May 31, 2020	2,000	$2.09
May 31, 2020	1,200	$2.08
May 31, 2020	2,091	$2.07
May 31, 2020	1,000	$2.11
May 31, 2020	1,500	$2.10

Total	31,196

Transaction in the Ordinary Shares of the Issuer since the Last Reported Schedule 13D/A

The following tables sets forth all transactions in the Ordinary Shares effected in since the last reported Schedule 13D/A on April 28, 2020, by the Reporting Person. All such transactions were affected in the open market through brokers and the price per Ordinary Shares is exclusive of commissions.

Trade Date	Ordinary Shares Sold	Price Per Ordinary Shares
May 27, 2020	6,803	NIS	0.467
May 27, 2020	13,197	NIS	0.466
May 27, 2020	20,000	NIS	0.465

Total	40,000